UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:   1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Retirement
Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

Milwaukee, Wisconsin
June 12, 2017

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$69,425,172	$61,330,275

Contributions receivable	1,097,549	1,045,915

Net assets available for benefits	$70,522,721	$62,376,190

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

2016
ADDITIONS:
Net investment income from Sensient Technologies Corporation Master Trust	$14,157,970

Sensient Technologies Corporation contributions	1,097,549

Total Additions	15,255,519

DEDUCTIONS:
Withdrawals and distributions	(7,108,988)

Net increase	8,146,531

Net assets available for benefits:
Beginning of year	62,376,190

End of year	$70,522,721

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note A - Description of the Plan:

The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all domestic employees of Sensient Technologies Corporation (the Company) eligible to participate in the Plan. Seasonal employees of Sensient Natural Ingredients LLC (formerly known as Sensient Dehydrated Flavors LLC) become eligible in the Plan upon the completion of 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA).

The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors.  Participant contributions are not permitted under the Plan. The Plan allows participants to elect an in-service withdrawal on or after attaining age 59½. Company contributions for Plan years on or after January 1, 2007, become vested after three years of credited service with the Company, or upon termination due to death or disability. Company contributions made for Plan years beginning prior to January 1, 2007, continue to become vested after five years of credited service, with the Company, or upon termination due to death or disability.  The Company contributed 1% of eligible participant compensation to the Plan for the year ended December 31, 2016, which totaled $1,053,290 and included non-cash contributions of Company stock of $1,022,427.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee), which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust) that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the Master Trust assets and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Plan assets are invested primarily in the Company’s common stock, a common collective trust fund, and in mutual funds.  Participants have the option to receive dividends on the Company’s common stock in the form of cash.  Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds.  Participants are eligible to diversify immediately following the later of the date they become fully vested in their Company contribution account or upon reaching age thirty-five.  Upon eligibility, participants may elect to have a portion of their account invested in a common collective trust fund or various mutual funds offered by the Plan.  Participants may revise their investment allocations daily.

The Plan does not allow participants to borrow funds from their account.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions.  Forfeitures used to reduce the Company contributions for 2016 were not material.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note A - (Continued):

Individual accounts are maintained by the Trustee for each Plan participant.  Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon separation from service with the Company due to retirement or termination, and if the participant’s vested account balance is greater than $5,000, the participant may receive his or her benefits in a lump-sum cash payment, lump-sum rollover into an IRA or another employer’s eligible retirement plan, or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000, but equal to or less than $5,000, may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account, which will be established by the Company for the participant. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance. If the separation from service is due to permanent disability or death the entire vested account balance is available to the participant or beneficiary (ies).

Note B - Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy.  The Plan’s management adopted the above amendment in the 2016 plan year.  All periods presented reflect the adoption of the standard.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note B - (Continued):

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965).  The purpose of this ASU is to simplify plan accounting.

-
The amendments in Part II of this ASU eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period are still required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy is no longer required.

The Plan adopted amendments in Part II of this ASU for the 2016 plan year, and the amendments were retrospectively applied to all periods presented.  The impact of adopting these amendments is reflected in the financial statements.

Note C - Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Savings Plan.  Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes.  Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income, and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). The stock fund is a unitized fund, which consists of Sensient common stock and short-term cash equivalents that provide liquidity for trading. The common stock is valued at the closing price reported on the major market on which the individual securities are traded and the short-term cash equivalents are valued at cost, which approximates fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note C - (Continued):

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2016 and 2015, is as follows:

	2016	2015

Sensient Technologies Corporation stock fund	$81,356,107	$72,064,366
Mutual funds	131,448,221	124,177,496
Common collective trust fund measured at NAV	11,974,236	12,845,491

Net assets in Master Trust	$224,778,564	$209,087,353

Plan’s investment in Master Trust as a percent of total	30.89%	29.33%

The net investment income of the Master Trust for the year ended December 31, 2016, is as follows:

2016
Dividends on Sensient Technologies Corporation stock fund	$1,152,628
Interest and other dividends	4,485,875
Net appreciation of investments based on quoted market prices	22,035,935

Net investment income of Master Trust	$27,674,438
Plan’s equity in net investment income of the Master Trust	$14,157,971

During the year ended December 31, 2016, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought, sold, or held during the year) is as follows:

2016

Sensient Technologies Corporation stock fund	$17,292,257
Mutual funds	4,743,678

Net appreciation in fair value of investments – Master Trust	$22,035,935

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note D - Non-participant Directed Investments of the Plan:

The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation stock fund.  Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation stock fund, cannot be separately determined and are reported as non-participant directed investments.  Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2016	2015
Non-participant directed net assets:
Sensient Technologies Corporation stock fund	$61,135,408	$53,684,720
Contributions receivable from Sensient Technologies Corporation	1,022,427	1,010,577
Non-participant directed net assets	$62,157,835	$54,695,297

	2016
Changes in non-participant directed net assets:
Contributions	$1,022,427
Dividends	845,043
Net appreciation	12,907,260
Withdrawals and distributions	(5,295,377)
Transfers to participant directed investments	(2,016,815)

	$7,462,538

Note E - Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax exempt.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note F - Benefits Payable:

As of December 31, 2016 and 2015, the Plan had no benefits payable to participants.

Note G - Related Parties and Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund in a Master Trust, managed by the Trustee of the Plan. The Plan also invests in common stock of the Company through a unitized stock fund held by the Master Trust. The unitized stock fund held 1,027,525 and 1,140,723 shares of Sensient Technologies Corporation common stock at December 31, 2016 and 2015, respectively.  During the years ended December 31, 2016 and 2015, purchases of shares by the Master Trust totaled $2,812,682 and $3,524,706, respectively, and sales of shares by the Master Trust totaled $11,022,590 and $8,018,858, respectively. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.

Note H - Fair Value Measurements:

As of December 31, 2016 and 2015, the Plan’s only assets and liabilities subject to ASC 820, Fair Value Measurement, are Sensient Technologies Corporation stock fund, mutual fund investments, and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation common stock and mutual funds are based on December 31, 2016 market quotes (Level 1 inputs). The common collective trust fund is measured at fair value using net asset value per share as a practical expedient.

The Company is required to categorize the Master Trust’s assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note H - (Continued):

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2016 and 2015:

December 31, 2016	Level 1	Level 2	Total
Sensient Technologies Corporation stock fund	$81,356,107	$-	$81,356,107
Mutual Funds	131,448,221	-	131,448,221
Total assets in the fair value hierarchy	$212,804,328	$-	$212,804,328
Common collective trust fund (A)	-	-	11,974,236
Total assets at fair value	$212,804,328	$-	$224,778,564

December 31, 2015	Level 1	Level 2	Total
Sensient Technologies Corporation stock fund	$72,064,366	$-	$72,064,366
Mutual Funds	124,177,496	-	124,177,496
Total assets in the fair value hierarchy	$196,241,862	$-	$196,241,862
Common collective trust fund (A)	-	-	12,845,491
Total assets at fair value	$196,241,862	$-	$209,087,353

(A)
In accordance with ASC Subtopic 820-10, Fair Value Measurement-Overall, certain investments that were measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.  This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note I - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2016	2015

Net assets available for benefits per the financial statements	$70,522,721	$62,376,190
Adjustment from contract value to fair value	-	22,463
Net assets available for benefits per the Form 5500	$70,522,721	$62,398,653

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

Net additions in net assets available for benefits per the financial statements	$8,146,531
Net adjustments from contract value to fair value, prior year	(22,463)
Net additions in net assets available for benefits per the Form 5500	$8,124,068

SUPPLEMENTAL SCHEDULES
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	Plan 026
FOR THE YEAR ENDED DECEMBER 31, 2016	EIN 39-0561070

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	$-	$22,120	(1)	$-	N/A

(1)
As of December 31, 2016, the Company recorded a receivable correction related to a correction for periods from 2012 to 2014.  This correction is a result of the inadvertent exclusion of contributions to some seasonal employees, who were eligible to participate in the Plan. The receivable correction included an estimate of contributions for this period of $22,120, and an estimate of lost earnings on such contributions of $22,139.  On June 1, 2017, the Company remitted the delinquent contributions of $22,120. The lost earnings on the delinquent contributions will be funded in 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 12, 2017	By: /s/ John J. Manning
	Name:	John J. Manning
	Title:	Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm